November 28, 2011

Via EDGAR

Larry Spirgel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Spirgel:

Re:  Lifetech Industries, Inc. (the “Company”)
        Amendment No. 2 to Registration Statement on Form S-1
        Filed November 9, 2011
        File No. 333-175941

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.

Your revision does not address the concerns expressed in comment four of our letter dated September 22, 2011 because it speaks to your reliance on future financing arrangements and not to how much working capital and liquidity will be required to start up your business.  Tell us and disclose the extent to which you have considered working capital and liquidity requirements for the start up of your spa operations.  Describe for us in reasonable detail the extent of such consideration.  It appears to us that your plan of operations, and if appropriate your risk factors, should include a robust discussion of your consideration of how much working capital and liquidity you will need to start-up of your spa operations.

ANSWER: We have added the following disclosure:

The lease for our business in the affluent area of Montrose, CA will cost us $10,000 a month ($120,000 per year).  We feel very comfortable with our location due to the fact that the average household income in the area is $82,693 with 55% of the population between the ages of 25 to 64.  This is our ideal target market for our business.  Our payroll will initially consist of one full time manager with a salary of $60,000 per year plus one full time office administrator with an annual salary of $35,000 per year and one full time cleaner with an annual salary of $30,000.  The full time spa technicians/massage therapists/aesthetician will be paid out on a 20% to 30% commission on the services they provide (based on their experience) and a 10% commission on the spa products they sell.  They do not have regular schedules and will come in when clients make appointments with them.  The utility cost (water, electricity, gas, trash) for our first year of operations are estimated to be $12,500 due to the fact that a lot of electricity and heat will be used to facilitate our client's needs.  Insurance (general liability) for our business is approximately $4,500.  We are also budgeting for $3,000 per year on basic repair and maintenance needs for our business.  Since we are new business and need to get publicity in the local area/media, we intend to spend approximately $50,000 per year on marketing.  The means we want to use for our marketing are:

•

Advertising in local newspaper and online: Glendale News, Topix News

o

we want to advertise in either page 2 or 3 with full page spread of our business

•

Brochures to be sent/mailed out to the local businesses and homes (Mailers)

•

Grand Opening Event

o

advertise in the local newspaper about our grand opening event

o

have food and drinks for guests

o

have small gift bags for guests

o

have a gift certificate prize giveaway for clients

We plan to spend approximately $79,000 on non-operating expenses, which includes $30,000 for an Interior Designer and $25,000 for an Architect.  Some of their main duties include choosing finishes, furniture and creating the overall look and layout of the interior of our spa business.  Also, the Architect will create all of the plans required for the permit approval of our business.  We plan to spend $4,000 on our Lighting Designer who will design the layout and lighting plans for our business along with the proper calculations of the electrical loads.  In the spa business, it is very important to have the right light structure due to the fact that the right lighting will ensure our clients feel relaxed and calm.  We also plan to spend approximately $5,000 on the design of our website.  In the modern era that we live in today, many business inquiries are done online, we feel that our website needs to be very professional and at the same time draw in our potential clients with the right flash and design.  We estimate that our legal and accounting fees will be approximately 15,000 per year.

We plan to spend $731,000 on our Capital Expenses, which includes $20,000 on our permit fees, electrical plan check, plumbing plan check, mechanical plan check and finally the county health permit.  We plan to spend $500,000 on the construction of our business, which includes the construction cost of the design and layout that was designed and prepared by our Interior Designer, Architect and our Lighting Designer (framing, plumbing, electrical and install of finishes).  The equipment cost to install the boilers, Jacuzzi and saunas is $50,000 plus $75,000 for our finishes which includes the cost of high end tiles, carpeting, stair railings, paint and countertop marbles.  We plan to spend $45,000 for our Millwork which includes the reception desk, custom retail displays, cabinetry and lockers.  We plan to spend $16,000 on our Plumbing Fixtures such as high end sinks, faucets, showerheads and $25,000 for our Lighting Fixtures (canned lighting to specialty lighting throughout the spa as well as chandeliers).

Finally, we plan to spend approximately $105,000 on our Business Operation, which includes $32,000 on our wide range of beauty and body treatment products such as Skinceuticals, Epicuren and Kristen Florian.  We plan to display our products at the front by our reception desk and at the back where our clients will spend the majority of their time getting their treatments.  We also intend to spend $11,000 on Treatment Room Equipment which includes sanitizers, sterilizers, trolley trays, steamers, galvanizers, facial beds, massage beds and chairs.  We plan to spend $20,000 on Treatment Room Machines such as Photo Therapeutics Machine (Lumiere), Oxygen Machines, a Hydra Facial Machine and a RF Frequency Machine.  We plan on spending $12,000 on Spa Furniture such as chairs and sofas. Finally, we intend to spend $30,000 on Technology Solutions such as Sound, POS, installation of speakers and systems and networking of computers.

We also are planning on setting aside $200,000 on miscellaneous cost that may or may not incur during the startup of our business.  The total startup cost of our spa business is $1,430,000.

Please contact me if you require further information.

Yours truly,

Lifetech Industries, Inc.

Per: /s/ Benjamin Chung

Benjamin Chung

Chief Executive Officer